

CONFIDENTIAL

Consumer Cooperative Group Inc

The Power of Cooponomics

Business plan
Prepared November 2020

Contact Information

Tanen Andrews

tandrews@ccg.coop

214-517-8320

www.ccg.coop

5900 Balcones St STE 100

Austin, TX 78731, United States

Table of Contents

Executive Summary

Opportunity

Problem

The general population of investors have been forced to conceive the traditional ways of investing in real estate. Investment opportunities have been lost because of outdated legislative rules that have been traditionally reserved for wealthy investors. Legislation has changed the rules, to now include a new niche market of investors, who need a way to compete in order to level the playing field by investing in early stage and innovative new companies.

Solution

By eliminating unnecessary red-tape, high entry investment level requirements and completely eliminating the need of getting bank financing will equally allow this new niche market of investors to become members and early shareholders. These new investors will have the ability to invest their financial capital as a group, rather than individually, to access affordable real estate investment opportunities, that they normally would not have been qualified to participate in.

Intellectual Property

We currently have multiple intellectual products and services in the process of being protected. R.E.I.C™ (pronounced rec) is a real estate investment cooperative. R.E.I.C™ is the intellectual property, financial technology (FinTech) and entity designation (self-classification) type of Consumer Cooperative Group, Inc. (CC Group) and it can be compared to a real estate investment trust (REIT) without the classification and the restrictions imposed by the Internal Revenue Service (IRS) for this designation. The difference lies between, the classification of being a trust or cooperative. R.E.I.C™ will be a new to the market, innovative financial investment vehicle, that invests the financial resources, of a networked community of neglected and underserved investors for the sole purpose of purchasing cash-flowing, debt-free real estate assets on a national and international level, in exchange for ownership (equity).

R.E.I.P.P™ (pronounced rep) is a real estate investment pooling portal management software system that is currently being developed that will allow for the management of investors, raise capital and the secure management of the company's investment portfolio online. CC Group is prepping beyond the capital raise limitations that is placed on funding portals under Regulation CF, by creating a fully customizable investor platform to raise higher monetary amounts under Regulation A and beyond.

Market

Non-accredited investors, which make up about 90% of the population, were excluded from making equity investments into privately traded companies. These neglected investors are made up of mainly Black(misnomer) Americans of low to middle class families with young and teenage children who do not have an affordable and/or consistent avenue to create generational wealth through the acquisition of cash-flowing real estate to pass down to future generations. This venture will allow this neglected market of investors the opportunity to invest their capital resources at an affordable rate as a cooperative group to access real estate investment opportunities that they normally would not have been able to qualify to participate in.

Competition

Our advantage in this offering is that, non-traditional business in real estate investing, is our business's foundation. We did not have to learn or adjust our business polices to new legislation like some of our competitors, who are racing to catch up to capture this new flood of investors to the market. We are different because we speak the common language of this new niche market investors as well as knowing their specifics needs by offering what the competition will not. We are offering growth opportunities through equity, all while providing affordable entry level investment thresholds for every household budget. Real Estate investment pooling within our cooperative model provides indirect real estate ownership benefits to our new investors through equity shareholdings with the main focus on establishing a market for liquidity of their shareholdings, something our competitors are not focusing on.

Why Us?

Our founder has over 25 years of experience in holding, selling and controlling a variety of real estate investments. The experience of dealing with regulatory red tape, banking loans, predatory lending and breaches of contracts by the very lending institutions engaged in the current market, our founder brings a unique perspective and insight on how the banking laws were written and how they actually work for a certain class of borrowers. Eliminating the sole dependence of banks, brokers and fund managers are essential in achieving independence from a financial system that preys on its consumer retail market.

The financial power has always been with the people, but it has never been presented in a way, that teaches the benefit of harnessing and leveraging this financial power as a group. Lending institutions are powerful entities when the public's perception is conditioned to believe that they are doing something unique in the financial markets but in reality banks, finance companies and even some government's agencies around the world are the main suppliers of debt financing. What makes this team so special is that finance is an open discussion? Understanding the investment and its benefits is a mandatory educational requirement before proceeding.

Expectations

Forecast

We are projecting that revenue within the next year will be from membership dues and cash-flow from our real estate acquisitions and other real estate products such tax deed investments. We have projected our membership enrollment into 3 milestone phases within the next 3 years at 1,000, 10,000 and 100,000 at a rate $120.00 per year, per member. We anticipate our first real estate acquisition will be up to $5 million, with annual gross cash-flows exceeding over $2 million. All acquisitions are projected to be debt free and fully funded by our membership base who are making capital investments in exchange for equity shares. In the alternative the company will be preparing regulatory filings (Regulation A+) with the Securities Exchange Commission (SEC) to gain access to the capital markets through a direct public offering (DPO) anywhere from the OTC markets, NASDAQ or the NYSE as an exit strategy for early investors and as a means to acquire additional real estate investment assets through the leveraging of the company's stock.

Financing Needed

The business has been financed by the Founder over the last 3 years in excess of 200k invested and in combination of raising capital through the Regulation CF with the intention of upgrading to a Regulation A+ to raise up to $50 million per year for real estate acquisitions, short-term real estate asset based loans, Regulation D offering from family, friends, business colleagues, short-term assumable loans through Fannie Mae and accredited investors through our newly developed Real Estate Investment Pooling Portal (R.E.I.P.P™).

Exit strategy

Our strategy within the next 3 years is to purchase up to $100MM+ in cash-flowing multi-family real estate complexes across the United States, while preparing the utilization of The Jobs Act of 2016 Title 2's Access to capital for job creators, Title 3's Crowdfunding and Title: 4's Regulation A+ pipeline to raise capital for its Real Estate Investment Cooperative (R.E.I.C™) in order to qualify and to be listed and traded on the OTC Markets, NASDAQ or the New York Stock Exchange (NYSE) American via a Direct Public Listing. By appealing to a neglected and underserved market of non-accredited investors and other interested accredited investors looking for a streamline and a new innovative real estate investment vehicle concept. CC Group is trying to create a permanent solution and by setting the path to become a publicly trading company and having access to the public markets and immediate liquidity for its members/shareholders it will help prepare and strengthen every individual and business with a potential financial tool of cooperative purchasing power (CPP) to fight and combat the financial wealth gap of all types in their respective individual communities.

Opportunity

Problem & Solution

Problem Worth Solving

Outdated legislation created a wealth gap between various communities. In doing so, it classified individuals into categories, such as accredited and non-accredited investors. These classifications established financial opportunities for the accredited investors which make up approximately 2% of the market and denied it to non-accredited investors who make up the other 98%. This is a problem because financial wealth was being created over the last several decades into the early investment opportunities in start-ups and innovative companies we all know today. Even though there was a risk involved, there were high profit possibilities to be gained from the success of these companies early on.

These massive fortunes were expanded when these companies were underwritten by investment banks and listed on stock exchanges, we know today, respectfully as the OTC Markets, NASDAQ and the New York Stock Exchange (NYSE). These retail markets are specifically marketed to the 98%, as investment opportunities. This is not the case because the true meaning of a non-accredited investors is a retail investor. Retail investors are on the losing end of the investment, because they are paying an inflated price for the stock, while creating high returns for the accredited investors who were afforded early access to the investment at a much lower investment cost. So, looking at this from a common sense perspective, non-accredited investors (retail investors) were good enough to invest at an inflated rate but not at a early discounted rate. The intent to financially oppress is obvious.

Additional problems such as financial disabilities, which were created specifically in the real estate markets, dependencies on banks and other financial institutions to fund purchases and the creation of debt that attached to these real estate assets, which left these assets vulnerable to repossession and foreclosures. Remember, these are the same financial institutions whether directly or indirectly that have been underwriting start-ups and innovative companies in various industries. This is the financial discrepancy, because it is not about the equality of investing it is the ability to access equity to balance out the wealth gap that been accumulated and leveraged over the last several decades by these individuals and institutions.

Legislation has changed the rules and even though there are some limitations for this new niche market of non-accredited investors to access early investments, the opportunity for early access is now available, with the ability to create potential generational wealth in the acquisition of cash-flowing real estate by controlling their investment dollars. Lets address some of these newly created problems with this new legislation as it relates to funding portals. I am going to arbitrarily state that this problem lies with about 99% of the registered funding portals under the regulation of the SEC and FINRA, with the 1% who actually understand what legislation intended to create, which I equate to deregulating the monopoly on who gets to access the capital markets as a business and who gets to invest early in these emerging growth businesses.

Majority of the funding portals operate on traditional investing values. Similar to Venture Capitalist who typically invest a total of $20-$30 Billion a year with about only 1-4% of the new companies ever receiving VC funding. This is a problem not only for the new issuer businesses but also for the new niche market of investors who now have an opportunity to invest on the ground floor.

Majority of the funding portals follow this traditional Venture Capital approach, but they utilize the term vetting. They understand that venture capital deals have long been the preserve of extremely wealthy individuals or institutional investors. Their vetting policies and practices are arbitrary and this allows them to act as financial gatekeepers to dictate and control the narrative of what business opportunities this new niche market of investors are able to see. This can be easily verified on their websites, as they state that less than 1% of issuers who apply to be listed on their portal get accepted. Legislation was created for the businesses and this new market of investors to come together on these funding platforms and not to be filtered out by the owners of these funding portals because they do not think the business opportunity is not viable enough for their traditional investment values. It is not up to the funding portals, it is the new investors option and choice and their right to choose, is being being suppressed. Additional vetting by these funding portal are arbitrary and unnecessary red-tape that does not additionally mitigate the financial risk in anyway. The Securities and Exchange Commission (SEC) rules dictate over the funding portal rules and is the only minimal and sufficient rules that should matter. These practices go unchecked and the investors are unknowingly being manipulated to invest in a limited pool of investments that are manufactured by these regulated funding portals.

Our solution

Consumer Cooperative Group, Inc., was formed as a cooperative to provide an array of affordable real estate services to include but not limited to developing an affordable real estate investment pooling platform (R.E.I.P.P™) for the web and mobile applications for all investor types. This will allow for the pooling of financial investment capital in order to acquire large multi-family complexes as well as other real estate as a single cooperative group.

By eliminating unnecessary red-tape, high entry investment level requirements and completely eliminating the need of getting bank financing will equally allow everyone to become members and early shareholders. These new investors will have an opportunity to build an equity position by investing at an affordable price into real estate projects.

A Peer2Peer (P2P) network is similar to the group concept but the cooperative will consolidate the P2P network internally as a separate and independent element, while the cooperative represents the financial buying power of the internal P2P (members/shareholders) network, it will operate as a single accredited cooperative investor entity.

By attempting to create, remove the funding portal barriers and establish a market for this niche and under-served market, Consumer Cooperative Group will be the financial vehicle (Real Estate Investment Cooperative, R.E.I.C™) that will help facilitate and apply the financial investment capital of this neglected and underserved market of investors, so they can and through this cooperative take advantage of investments in cash-flowing real estate acquisitions and other real estate financial opportunities collectively, independently, equitably and doing it 1 property, 1 street, 1 block, 1 community and 1 city at a time until reaching the Wall Street trading platform.

The objective is to market to all investor types, eliminate the red-tape and at the same time, make it accessible and affordable to a specific member base, made up of non-accredited and accredited investor types and this will enable the cooperative to leverage the membership base by investing the affordable investment amounts in this offering from each member to acquire cash-flowing apartment buildings, single family residences and other real estate investments and services in exchange for equity in Consumer Cooperative Group, Inc.

Target Market

The Consumer Cooperative Group's customer base for this cooperative model is the underserved investors which include middle-class workers and low-income workers. The early adopters of this will be families with young kids, teenage kids, young adults and college students which will allow them to get an early start in financial planning at an affordable option. This profile meets the description of small communities around the world and is nowhere near exhausted. Business opportunities are usually unreachable for the majority of our communities mainly for the lack funds or even legislative restrictions such as it being mandatory to being an a qualified investor. The rules have changed and access is now available and this access has opened up a new market for what the society defines as least savvy investors. The cooperative business will seek out these individuals and through careful training and education will be able get these individual up to speed on the basics of investing. This method will allow the cooperative business to target each demographic and one by one start the process of leveling the playing field on the financial markets. The distribution method via the cooperative's web and mobile application will serve as a valuable resource for financial education and other tools to maintain market acceptance. While the Company believes it can further develop the existing customer base, and develop a new customer base through the marketing and promotion of its web application, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, the Company's products and e-commerce website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Competition

Current alternatives

The Company's cooperative model faces many competitors such as RealtyShares.com. This website in particular is the base model of all the other competitors with the minimum investment being different across each site. RealtyShares.com is made up of a Senior leadership team, an Advisory Board, Board Members and Investors. The firm is supported by a world-class of investors which they fall under the classification of accredited investors. They are addressing some of the social, cultural, legal, political, economic and technological needs based on the current legislative changes with Securities and Exchange Commission. As for the ability to impact laws or legislation I did not find anything to support other than them providing a platform to solicit investment funds for real estate acquisitions. There is no competitive advantage because even though their market is addressing both accredited and non-accredited investors their minimum investment is $5k which will not appeal or is reachable for some non-accredited investors. They possess the buying power by leveraging the amount investors looking to participate along with the high dollar amount minimum and this gives them an edge in the market in regard to the investment goal of the project. Their set-up is based on diversification, cash-flow and transparency and state that owning real estate will and has outperformed the stock market 2:1 since 2000. To date they have funded over 550 projects, returned over $59.7 millions of principal back to investors and currently have over 92,000 investors registered and of the registered investors there is no distinction between the accredited and non-accredited classification of its investors. Overall, they offer the investor the ability to optimize their portfolio with diversified real estate offerings by choosing the asset type, offering type, geographical location and targeted returns goals.

While there does exist some current competition, Management believes that the Company's services are demographically well positioned, top quality and unique in nature while offering greater value. The expertise of management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

Our advantages

The traditional process of rules are designed to eliminate a certain class of individuals, investor types from participating in the real estate investment market.

By failing to follow the traditional process, customers are then declined access to capital and then this classification is documented via a credit profile for everyone to see.

Our cooperative corporation does not operate traditionally. It seeks to protect its integrity of the entity and the members/shareholders that support and benefit from its services. This includes financial education and the importance of best practices that include but are not limited personally guaranteeing long-term debt outside of the cooperative network. The cooperative follows this same premise with any investment in real estate when pooling the financial capital invested by its members/shareholders, all cash-flowing property is acquired debt-free. This method prevents third- party financial institutions from soliciting unnecessary financial asset information that can be utilized to pierce the corporate veil. This non- traditional method of financial investing replaces the debt instrument method, financial institutions rely on, and in turn transfers the equity position to the members/shareholders, instead of having its financial promissory note unknowingly monetized by the bank.

SWOT Analysis

CC Group's niche market are the non-accredited investors who want to invest but have no financial vehicle in the public market to do so, now, while separating the terms between cooperative and crowd-sourcing this will distinguish the overall difference in this Real Estate Investment Platform Service. Investment of our capital is already a practice we as people do any way. Corporations advertise to tens of millions every day to buy their products and services and they cannot survive unless these millions of people buy. If we stop buying products from corporations for a short period of time and not play into their marketing hype about their products, we will put these businesses into a financial tail spin. This is the financial power of this neglected niche market of non-accredited investors that CC Group has at its disposal and by refocusing this financial buying power from this niche market as a cooperative group of members/shareholders, we will control our own company, product, profit and potentially shift the financial paradigm on an international level as a P2P network of diverse investor types using their financial investment power as a single cooperative entity through this new financial technology (FinTech).

Investment opportunities in real estate are often lost by everyday regular people because of time constraints, lack of money, lack of understanding of lending terms and disclosure requirements, and are usually taken advantage of by predatory lending, high net worth individuals or financial entities who are qualified as accredited investors. Low net-worth individuals, classified as non-accredited investors, need a way to compete when looking to long-term investing in the real estate market. A cooperative used as a real estate investment entity can level the playing field, by allowing individuals classified as non-accredited investors the ability to invest their financial resources as a group to access real estate and other investment opportunities that they normally would not qualify to participate in on an individual level.

Strengths:

- Investment does not require the need to qualify for a bank loan
- Real Estate ownership through shares of stock and co-op membership
- Investment is low and affordable
- Invest opportunity is available to all investor types
- Elimination of a Middleman
- Institutional & Accredited Investor status as a cooperative group.
- Debt free asset acquisitions through the investment process
- Innovative financial technology (FinTech) that competes with traditional financial methods

Strengths: One main advantage before deciding is the review of the strengths in starting a real estate investment cooperative. Everyone is not privy to being able to make large purchase such as real estate, so going through a process of applying for a loan from a bank can be an unnerving experience to some.

Eliminating this element from the equation relieves potential investors of the anxiety of having to be approved or vetted in order to participate in an investment opportunity. While ownership through shares of stock may sound intimidating, it serves as an entry level opportunity for investors who may lack financial savvy but affords them an opportunity to invest at the business's inception and benefit from its potential growth.

The overall perception of banks is not fully understood and this is where the fear and the lack of understanding of what the banks are doing comes into play. There is fear of banks and the unnecessary red-tape of having to disclose additional personal assets as a potential security for a loan. Lacking some of these elements can prevent the approval of a real estate loan or an opportunity for the bank to practice predatory lending and shaking down the homeowner/investors when the loan goes into default even when the bank knew the applicant could not afford the loan in the first place. "Predatory lending is any lending practice that imposes unfair or abusive loan terms on a borrower. It is also, any practice that convinces a borrower to accept unfair terms through deceptive, coercive, exploitative or unscrupulous actions for a loan that a borrower doesn't need, doesn't want or can't afford."

All too often when an opportunity arises, there lies a financial investment and the majority of time that monetary value is not affordable, but this business opportunity will lower that threshold and open up the door to financial resources and different investor types and eliminate the bank, brokers and fund managers as the middlemen in all financial transactions.

Weaknesses:

- Investor/membership participation base needs to be high to compete effectively
- Long-term investment is required
- Disadvantage of not having all savvy investors
- Lack of understanding of what cooperatives are and their value
- Potential turnover of membership base due to failure to maintain monthly or annual dues.

Weaknesses: Without a substantial member base the financial rewards of the business may never be realized and to be effective while keeping investments low, a large base of members must be established and maintained over the course of the business's existence. We in society have been unknowingly conditioned through the years into believing of making quick money and getting rich quick, which results in being exposed to scam artist preying on everyone's gullibility of being financially secure.

This business model is based on a long-term investment and might not be attractive to an individual looking to make a quick return and that is ok. In addition to this it embodies the element of less savvy investors, who may lack the training, knowledge or understanding to make a sound and reasonable investment in a long-term venture. Investors of all types must consider, only to invest what is considered a surplus of capital that can be tied in an investment for a long period of time.

Traditionally, corporate models have been centered around corporations, limited liability companies (LLC's) and partnerships. It seems they have suppressed the embodiment of the cooperative model, which there is very little legislative data that fully details its core infrastructure. The lack of understanding of this can play a devastating factor when potential investors seek to obtain information about this structured business model. The end result may cause a high turnover rate of membership and the loss of annual dues, that will directly affect the purchasing power of the cooperative as a whole.

Opportunities:

- Real estate ownership at fraction of the cost through equity stock.
- A niche and unfulfilled markets will be addressed
- An equity position will be created for these current and new investors
- Educational training will be provided to new investors to help guide them through the investment process
- The potential to become publicly listed and traded on an Exchange through a direct listing
- No Underwriting, means no fees and no newly shares created
- Direct listing prevents dilution of stock and no lock up agreements
- Direct listing provides immediate liquidation for members/shareholders who can sell their shares directly to the public
- Direct listings feature, less trading volatility than traditional Initial Public Offerings

Opportunities: A great opportunity for potential investors is that they can invest in real estate at fractional cost without all the headaches of trying to obtain a loan and then worrying about having to pay it back on a monthly schedule. It will be quite the opposite in this case, where an investment is made on the agreed terms and the investors just sits back and waits for its return. Where there lies a boundary between accredited and non-accredited investors regarding the financial capabilities is the classification and whether or not they will be eligible to participate in the investment.

Until recent legislation, non-accredited investors have the ability now to participate in all investments, if they meet the minimum requirement regarding the percentage of their annual income they will be allowed to invest. This created a potential new niche market and a new group of investors who have been blocked from investment participation in the past. We believe this new opportunity creates the possibility of the new investors of being able to create generational wealth and through educational training to supplement their investment, this will guide them to accomplish their overall investment goals.

Further, by exposing the benefits of stock ownership, members/investors have an opportunity to further benefit when CC Group, Inc. attempts to become a public traded company, which provides a market for the shares and the ability for the members/investors to leverage these shares (not sell them) to potentially build their wealth through additional personal and business investments of course this not a guarantee.

Threats:

- Market volatility that will affect competitiveness and stability
- Global competition from non-cooperatives
- Other offers of short-term and high return investments from competitors
- Old and new investor types remaining in their comfort zone and sticking to standard industry business practices
- New Investor lack of patience and a get rich quick mentality

Threats: No investments are ever guaranteed to be successful because whatever the strengths and opportunities of the business idea, there will always lie some weaknesses and potential threats that will be working against its success in the market.

Fractional ownership in real estate via the purchase stock offered might seem convenient but the down side to this is that there is no current market for the shares which makes them illiquid.

Then we have preexisting established markets from businesses who are non-cooperatives who maybe providing similar services to a certain class of investors but can lure the potential new market of non-accredited investors by lowering some of their investing parameters providing a little more security but with the same historical and traditional results that originally excluded them in the beginning.

The business has the inability to service the needs of short-term and high return investments in contrary to the competition thereby curtailing the businesses ability to attract new or retain investors.

We live in a society where patience is nonexistent when it comes to long-term financial investments. This lack of patience is an immediate threat to CC Group, Inc.'s overall growth to obtain the required purchasing power, when investing in cash-flowing real estate. Only time and patience will help accomplish this, in the long-term.

Execution

Marketing & Sales

Marketing Plan

Approach, Strategy & Pricing Structure

The approach will be on the misrepresentation on the dependence on debt, as a means of generating wealth over the equity component. There is a myth behind debt and the fact that it can represent two different perspectives and we believe our communities and the new niche market of individual investors who are their true representatives have been misguided. On one side, the true power of debt from a creditors perspective, has primary position and equity holders are placed into a subordinate position until that debt is paid in full. The second side is from the perspective of the equity holders, where there is no debt threatening their equity and they maintain primary position and can leverage that equity and control the debt outside their initial investment.

The strategy is educating and being able to place our member/shareholders in an equitable position at all times while maximizing their access to cash-flow through dividends and liquidity of their shares of stock. To achieve this we have to appeal to other like-minded individuals, with similar goals, to build a network of communities through the use of alternative financing methods, in order to provide financial support for products and services, that can be used and consumed within their individual communities, collectively as a single governing body and or group.

Traditionally, corporate models have been centered around corporations, Limited Liability Companies (LLC's) and partnerships when it came to purchasing real estate as an investment. The embodiment of the cooperative model has been suppressed and is almost unknown to the general public as a business entity. A hybrid approach of combining the cooperative and a corporation allows for the merging of the benefits of the above mentioned business entities.

Cooperative Corporation:

- Is a special form of corporation that places ownership and/or control of the corporation in the hands of the employees or patrons (members/shareholders).
- The cooperative is intended to be community based, giving those whom the entity serves or employs a direct say in the operation of the entity.
- For profit cooperative corporations can elect to distribute profits to their patrons as a special "patronage dividend" in order not to be taxed on the federal level so as long the distributions follow statutory rules.

Ownership of Assets/Distribution of Profits:

- The cooperative corporation owns the assets of the business which includes the real estate acquisitions by any method and the members/shareholders do not have a direct financial interest in them.
- Since, this cooperative cooperation is a for profit, members/shareholders own the business in the form of equity through their shares of stock they hold and this is their direct financial interest.

Traditional Real Estate Investing Option

A new niche market of investors need this non-traditional approach to an outdated traditional system of real estate investing. The current special purpose vehicle used for real estate investing, as classified by the Internal Revenue Service (IRS) is a Real Estate Investment Trust (REIT). This vehicle is heavily regulated and involves regulatory red-tape to obtain and maintain this classification. Another one of the drawbacks is growth because they are required to payout 90% of their profits in dividends, which only leaves 10% for reinvestments. This could force management to go for higher leverage in order to expand real estate holdings, which will reduce earnings.

Product & Service

Self Classified Investment Vehicle & Entity Type

Our new and innovative approach is a Real Estate Investment Cooperative (R.E.I.C™) which operates as a cooperative instead of a trust and there is no regulatory red-tape involved for this classification with the IRS. Now, addressing the hybrid approach, our business is made up of members and shareholders. Cooperative membership is separate and distinct from the benefits of a shareholder and will be outlined on the company's website, during the member's registration and payment of monthly or annual membership dues. The power in this, is that, this new niche market of investors can be either one or both and receive a single benefit regarding their choice or a combination of both.

Our potential members/shareholders need a turn-key solution to real estate investing and we are taking out all the obstacles that prevent everyday people from investing, in order to afford them the opportunity to access financial solutions that they have been denied access too. (R.E.I.C™) solves these issues because it eliminates the need of dealing with a bank, finance company or other types of investors, there is no need to stress over an approval process, no credit checks (or trying to maintain a credit score), no regulatory or governmental red-tape and especially, no over collateralization of assets with the fear of attaching liability to them. Additionally, when using our innovative financial vehicle our members/shareholders will receive equity shares of stock and hold a primary equitable position within the business and they are not subjected or subordinate to any debt because the company only carries short-term debt (12 months or less).

Proprietary Network & Pooling Platform for Real Estate Investments

While the need for investing in real estate is crucial in establishing generation wealth, a platform to access these cash-flowing assets would need to be established. So we are developing a Real Estate Investment Pooling Portal (R.E.I.P.P™), so our members/shareholders will have access to view potential properties that are being considered for purchase, the ability to invest, and a place where they can then pool their financial capital with other members/investors to acquire debt-free and cash-flowing apartment complexes and other real estate assets, in exchange for equity shares in the company.

Membership & Member Vesting Plans (MVP)

Membership dues of $120 will be required every year to maintain the allotment of additional shares into memberships account that will be set up via the website portal. The standard membership account, allots 50,000 shares to each new member under a Member Vesting Plan (MVP™) with the cooperative and its vesting schedule releases an additional 10,000 shares every annual membership due payment cycle for a total of 5 years. This is one of the membership benefits of providing capital equity to the cooperative. As for dividends, once we reach a large enough membership base and/or make our first couple of large cash-flowing real estate acquisitions, dividends will be paid out on a monthly schedule at the cooperative's standard rate after expenses a 30/70 split with the members/shareholders receiving the 70%. The overall plan is not just paying out dividends but also providing liquidity for the issued shares as well. The ultimate goal is to build a large asset base in order to get qualified and be listed on a stock exchange where members/shareholders will have immediate liquidity for their shares. Cooperative members who paying monthly/annual dues are automatically shareholders but shareholders who are not paying member dues are not members of the cooperative and are entitled to the rights as a shareholder.

Member/shareholders

- An Equity stake @ $10.00 per share in the company and a 30/70 split of net real estate proceeds with the company, distributions paid monthly and within 60 days of each monthly ending rental cycle until a consistent monthly distribution is established.
- The above profit split includes an additional 20% Patronage Dividends (Separate and additional distributions for members only)
- Distributions are based on Equity Share ownership percentage
- Reinvestment option for additional shares
- Cooperative membership benefits
- Membership capital account

Non-member/shareholders

- An Equity stake @ $10.00 per share in the company and a 50/50 split of net real estate proceeds with the company, distributions paid monthly and within 60 days of each monthly ending rental cycle until a consistent monthly distribution is established.

- No additional 20% patronage dividends
- No distributions
- No membership benefits
- No membership capital account
- No reinvestment option for additional shares

Cooperative Business & Member Apparel Merchandise

Cooperative apparel will be made available for our business executives, member/investor base and any members of the public who want to help and support the financial building of our COOPONOMICS™ concept. Revenue generated from the sales of our merchandise will be use for administrative purposes and towards our goals of creating and establishing our own community cooperative based financial ecosystems.

Debt-Free Assets: Avoiding the Liability

- Member/Shareholders of the cooperative corporation enjoy limited liability for debts and obligations of the business, including the unlawful acts of other shareholders and employees. Liability is limited to only the amounts invested in the cooperative corporation.
- Cooperatives are subject to the legal doctrine known as "piercing the corporate veil" which can result in shareholders losing their limited liability protection.
- Avoiding this pitfall requires not personally guaranteeing business loans under any circumstance. It can potentially cause the shareholder to lose its limited liability protection.
- Traditional lending methods encourage the personal guaranteeing any type of loan in order expose access to personal assets not associated with the loan with the attempt to attach such liability to those assets.

Sales Plan

Promotion

New legislation has provided us a means to engage with a funding portal that is registered with the Securities & Exchange Commission (SEC) and that is a member of Financial Industry Regulatory Authority (FINRA). We will be selling our company's securities under a SEC exemption to the public through general solicitation, as well as selling COOPONOMICS™ and CC GROUP™ company themed apparel in order to raise capital for the preparation of a public listing on either the OTC Markets or the NASDAQ or NYSE through regulatory filings and real estate investment acquisitions.

Social Media is our go to tool, as well as webinars and various YouTube videos that will consolidate many of the topics within this business plan into concentrated stand-alone educational content about the power of COOPONOMICS™. Additional social media outlets playing a supporting role that will drive economic value will be, Instagram, IGTV, Facebook, Twitter, LinkedIn as well as our Spreaker podcast and our forever developing website.

Our main focus is on the production of high quality educational content that we can delivery through these social media channels and something that has never been introduced to the public in a way that our company will present it.

People & Process

Our niche market of new investors are in a unique position to benefit from recent legislation changes, that will allow them to have access to potentially innovative start-up companies with an opportunity to benefit financially from their success. The challenge is targeting these new investors and separating ourselves and our opportunity versus the other competition looking to access their capital investment for their business venture. Our unique approach is the knowing the needs and wants of these new investors. So, we will show what has been and not been, offered for several decades now.

Our Founder/CEO Tanen Andrews will play a key role in the assembling and delivery of the key financial educational content through webinars and other social media outlets. As for the marketing strategy a team of marketing professionals will be enlisted to assist in the drafting of company press releases, along with heavy marketing campaigns of the company's Founder financial educational content, that will expose the problems and seek the solutions in the financial wealth gap, that has plagued society for generations.

Operations

Real Estate Investment Cooperative (R.E.I.C™) FinTech

R.E.I.C™ (pronounced rec) is a real estate investment cooperative. R.E.I.C™ is the intellectual property, financial technology (FinTech) and entity designation (self-classification) type of Consumer Cooperative Group, Inc. (CC Group) and it can be compared to a real estate investment trust (REIT) without the classification and the restrictions imposed by the Internal Revenue Service (IRS) for this designation. The difference lies between, the classification of being a trust or cooperative. R.E.I.C™ will be a new to the market, innovative financial investment vehicle, that invests the financial resources, of a networked community of neglected and underserved investors for the sole purpose of purchasing cash-flowing, debt-free real estate assets on a national and international level, in exchange for ownership (equity). Since, R.E.I.C™ is made up of members/shareholders in various communities it will serve as the public entity, representing the common goals of its members/shareholders who wish to equitably & financially compete and potentially become listed and traded on the New York Stock Exchange (NYSE) American via a direct listing to realize immediate liquidity, leverage for their investments and/or the ability to capitalize and build up their individual communities, to either control or prevent gentrification all together.

Real Estate Investment Portal (R.E.I.P.P™) FinTech

R.E.I.P.P™ (pronounced rep) is a real estate investment portal management software system that is currently being developed that will allow for the management of investors, raise capital and the secure management of the company's investment portfolio online. CC Group is prepping beyond the capital raise limitations that is placed on funding portals under Regulation CF, by creating a fully customizable investor platform to raise higher monetary amounts under Regulation A and beyond. Now, some of the features include investor relations with statements and document management. The management of investor relationships, through investor dashboards, to expedite and streamline capital equity raises with CRM and online deal rooms. Investor updates and automated waterfall distribution calculations and it is completely SEC compliant as it will allow the company to build and document preexisting relationships with all investors including the tools that will determine investor's accreditation status before accessing investment materials and much more. The service will allow members to have access to potential cash-flowing real estate asset investments carefully chosen by the officers and or directors of the cooperative at an affordable investment and a hassle free experience. This provides an opportunity for the members to review the cooperative's SWOT analysis (strengths, weaknesses, opportunities, and threats), the investment amount to participate, educational material, cooperative milestones & activities and any other parameters required to make the investment a reality.

Milestones & Metrics

Milestones Table

Milestone	Due Date
Financial Audit for 2018 & 2019 Completed	December 15, 2020
Changing Campaign to a New Funding Portal	December 15, 2020
Total Capital Raised of $25K	February 15, 2021
Company Website 75% Complete	February 15, 2021
Retain Attorney for Regulation A filing Draft of Form 1-A	March 01, 2021
Retain Software Development firm for Investing Portal Reg A	March 01, 2021
Total Capital Raised of $100K	March 15, 2021
Financial Audit for 2020 Completed	April 01, 2021
Total Capital Raised of $250k	April 15, 2021
Capital Raise Limit increased to $5MM	April 16, 2021
Reg A Form 1-A filed with SEC for qualification	May 01, 2021
Company Website 100% complete	May 15, 2021
Company's Investment Portal Operational & Ready	June 15, 2021
Total Capital Raised $5MM	July 15, 2021
Apartment Complexes Acquired	August 01, 2021
SEC Qualifies our REG A Filing	September 15, 2021
Submit either for OTC Listing or an Exchange Application	September 17, 2021
Reg A offering LIVE and capital limit raised to max $75MM	October 15, 2021
Raised $40MM for Real Estate Acquisitions	December 15, 2021
Company direct listed on OTC Market or other Exchange	December 15, 2021

Key metrics

Our main focus is first preparing the company for regulatory compliance, which entails raising capital for a Regulation A filing, it legal preparation fees and completing a financial audit. To prepare for this, we will use the Regulation CF exemption as a stepping stone to raise capital for our venture. The basic metrics involve is capital to pay for everyday operations that requires us to retain business partners that will be able to complete various tasks needed to build up the core infrastructure of the business. These various tasks include but are not limited to preparing a campaign on a funding portal, in order to raise capital, marketing to a new niche market of investors, the production of educational videos to this new niche market, build up a base of members/shareholders for the company, drafting a Regulation A on form 1-A to be filed with the SEC for qualification, prepare a list of suitable cash-flowing real estate properties for acquisitions, developing the company's website and pooling portal, the preparation of a OTC and or a Securities Exchange application for the registration of our securities to be listed or quoted for trading and other regulatory requirements needed such as DTC eligibility, a registered agent, FAST registration and any other requirements that will provide immediate liquidity for member/shareholders.

Company

Overview

Ownership & Structure

Consumer Cooperative Group, Inc., is registered as a cooperative corporation. It has one founder, Tanen Andrews and is a member and majority shareholder of all outstanding shares. There are other members/shareholders currently supporting the company and there will be a continuous opportunity for additional member/shareholders to invest in its future growth.

Company history

In 2012 the Jobs Act was implemented and this signaled the beginning of a potential change for small businesses and their ability to access capital. Though this change did not take place officially until 2016, the cooperative did not form officially until 2017 anticipating that changes would be made along the way. The cooperative was created as new and clean entity for the purposes of developing an affordable real estate investment pooling portal, web and mobile application for the new niche market of investors, that will create a streamline and affordable way to access real estate investments into cash-flowing apartment complexes and other real estate investments in exchange for equity shares. From 2017 to 2019 the cooperatives has had no business operations other than to maintain its existence, to prepare it for it future operations and its direct path to the Wall Street capital markets by utilizing Title 2: Access to capital for Job Creators, Title 3: Crowdfunding and Title: 4 Regulation A+ pipeline of the Jobs Act of 2016.

Team

Tanen Andrews, is the Founder & CEO of this company and the visionary of this business venture that he developed over 20 years earlier. He first started his real estate investment business in 1995, along with his Transportation and Logistics business in his early 20's. New legislation is now allowing him to do what he was unable to do 25 years ago in real estate and that is being able to bring the financial power of the community to the forefront by establishing a cooperative method to be used, to buy back our communities, build infrastructure that will create community base businesses, utility services, a financial network that will allow his fellow community members to circulate it's financial capital amongst itself and solidify a right of an equity stake for the people in every community without and or limited governmental involvement.

Tanen's formal education includes a Bachelor's of Science in Game Art & Computer Animation, Masters of Art in Entrepreneurship: Small Business, Masters in Business Administration. He has spent decades investing in and renovating millions of dollars of single family homes that benefited the subsidize housing market in Southwest Dallas, educating the community about how to properly set up and structure a business entity and instilling the importance of the financial power of pooling resources for financial independence.